

May 15, 2012

<u>Via E-mail</u>
Jeffrey Park
Chief Financial Officer and Executive Vice President, Finance
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, IL 60532

> **Re: SXC Health Solutions Corp.**
> **Registration Statement on Form S-4**
> **Filed May 7, 2012**
> **File No. 333-181189**

Dear Mr. Park:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your May 7, 2012 correspondence pursuant to which you alerted the Staff of your intention to submit to the Staff a request for relief with respect to (i) any requirement under Regulation S-X to include or incorporate by reference into the Registration Statement the Q3 2011 WHI Other Interim Financial Statements and (ii) certain matters relating to the presentation of the Q3 2011 WHI Income Statement. Please note we will not be in a position to consider acceleration of the registration statement until this request for relief has been resolved.

<u>Exhibit 5.1. Form of Opinion of Lackowicz & Hoffman</u>

2. Counsel's opinion states that the shares covered by the registration statement will, "when duly authorized by the Corporation in accordance with its articles and the Yukon Business Corporations Act … be legally issued, fully paid and non-assessable shares in the capital of the Corporation." As such, counsel conditions its opinion on due

authorization by the Corporation. This is an improper qualification of the opinion. As discussed in Section II.B. of Staff Legal Bulletin No. 19 (October 14, 2011), the staff understands the phrase "legally issued" to mean, in part, that securities are duly authorized, which means that the Corporation has the power to issue the shares and has taken all corporate actions necessary to create that power. Counsel's opinion, by contrast, assumes all necessary action on the part of the Corporation and is therefore inappropriate. Please provide a revised opinion that states that the shares covered by the registration statement will be, when issued and delivered against payment therefor, duly authorized.

Exhibit 8.1. Form of Opinion of Sidley Austin LLP
Exhibit 8.2. Form of Opinion of Milbank, Tweed, Hadley & McCloy LLP

3. We note that each counsel appears to be providing a "short-form" opinion, as contemplated by Section III.B.2. of Staff Legal Bulletin 19. Accordingly, please provide revised opinions which clearly state that the disclosure included in the registration statement is counsel's opinion and revise the disclosure included in the registration statement under the heading "Taxation" to clearly identify and articulate the opinion being rendered. If counsel is unable, due to uncertainties related to the subsequent merger of the surviving corporation with Merger LLC, to provide an opinion as to the tax consequences of the transaction or the subsequent merger at or before the time of effectiveness of the registration statement, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In this regard, please see Section III.C.4 of Staff Legal Bulletin No. 19. In such cases, the staff expects counsel to explain why it cannot give a "will" opinion and to describe the degree of uncertainty in the opinion. As it currently reads, the disclosure in the registration statement describes the tax consequences if the transactions contemplated by the merger agreement are deemed a "reorganization" and if such transactions are not deemed a "reorganization," but does not provide an opinion as to which outcome will occur or is most likely to occur. Please also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Daniel Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director